Exhibit 99.1

NEWS RELEASE

QUEBECOR, ROGERS, SHAW PROVIDE STATEMENT REGARDING MEDIATION WITH THE COMMISSIONER OF COMPETITION

October 27, 2022, MONTREAL, TORONTO, CALGARY – Earlier today, Quebecor Inc., Rogers Communications Inc. and Shaw Communications Inc. attended a mediation session as part of the Competition Tribunal process.

“ The mediation did not yield a negotiated settlement. We are disappointed with this outcome and believe that litigation is both unnecessary and harmful to competition. The Bureau’s unwillingness to meaningfully engage unduly delays lower wireless prices for Canadian consumers.

We remain committed to completing this pro-competitive series of transactions and are confident in the strength and merits of our case in front of the Competition Tribunal, including the many benefits of these transactions to Canadians.

Once completed, our proposed series of transactions will positively transform the Canadian telecommunications industry in both the wireline and wireless segments. The combined Videotron-Freedom business will have everything it needs to compete as a stronger fourth carrier for the long term, including critical 5G spectrum. Quebecor’s commitment to lower wireless prices for Canadians across the country is one of the many benefits that the proposed transactions will create.

At the same time, the combined Shaw-Rogers wireline business will have a national network positioned to compete against the telcos for the long-term.

Together, these transactions will deliver world-leading, affordable telecommunications that Canadian consumers need and deserve for today and into the future.”

Caution Regarding Forward Looking Statements

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including, without limitation, statements about the anticipated benefits and effects of both the sale of Freedom Mobile Inc. (“Freedom”) to Videotron Ltd., a subsidiary of Quebecor (the “Freedom Transaction”), and the merger of Shaw and Rogers announced on March 15, 2021 (the “Rogers-Shaw Transaction”), including the expected impact of the Freedom Transaction and the Rogers-Shaw Transaction on competitive conditions in Canada’s telecommunications industry and wireless and wireline markets, and the ability of Quebecor to emerge as Canada’s fourth national wireless competitor. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “believes”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the current objectives, strategies and intentions of Rogers, Shaw or Quebecor to change. Such risks, uncertainties and other factors include, among others, the possibility that the Freedom Transaction or the Rogers-Shaw Transaction will not be completed in the expected timeframe or at all; the failure to obtain any necessary regulatory approvals and clearances in connection with the Freedom Transaction or the Rogers-Shaw Transaction in the expected timeframe or at all; the possibility that the parties will not be able to reach a resolution with the Commissioner of Competition or the Minister of Innovation, Science and Industry regarding the Freedom Transaction or the Rogers-Shaw Transaction; the outcome and timing of pending or potential litigation or regulatory proceedings associated with the Rogers Shaw Transaction or the Freedom Transaction, including the proceeding commenced on May 9, 2022 by the Commissioner of Competition before the Competition Tribunal to block the Rogers-Shaw Transaction and any appeals from any decision rendered by the Competition Tribunal; the failure to realize the anticipated benefits of the Freedom Transaction and the Rogers-Shaw Transaction in the expected timeframes or at all; and general economic, business and political conditions. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the future results or plans of Rogers, Shaw or Quebecor. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact each of Rogers, Shaw and Quebecor can also be found in its public reports and filings, which are available under their respective profiles, as applicable, at www.sedar.com and www.sec.gov.

Forward-looking information is provided herein for the purpose of giving information about the Freedom Transaction and the Rogers-Shaw Transaction, their expected timing and their anticipated benefits. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the Freedom Transaction and the Rogers-Shaw Transaction is subject to certain closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals and clearances. There can be no assurance that such closing conditions will be satisfied, that such regulatory approvals and clearances will be obtained or that either the Freedom Transaction or the Rogers-Shaw Transaction will occur, or that either will occur on the terms and conditions described herein or previously announced. The Freedom Transaction and the Rogers-Shaw Transaction could be modified, restructured or terminated. There can be no assurance that one or both of the Freedom Transaction or the Rogers-Shaw Transaction will be acceptable to regulatory authorities or will be completed in order to permit the other transaction to be consummated. There can also be no assurance that the outside date of the Rogers-Shaw Transaction will be further extended by the parties, or that the outside date of the Freedom Transaction will be extended by the parties to the extent necessary to permit closing of either transaction to occur. Finally, there can be no assurance that the anticipated benefits of either the Freedom Transaction or the Rogers-Shaw Transaction will be achieved in the expected timeframes or at all.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. None of Rogers, Shaw or Quebecor is under any obligation (and each of Rogers, Shaw and Quebecor expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Quebecor Inc.

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs nearly 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

About Rogers Communications Inc.

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or http://investors.rogers.com.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, NYSE—SJR, and TSXV—SJR.A). For more information, please visit www.shaw.ca.

For more information:

Quebecor Inc. media contact

medias@quebecor.com

Quebecor Inc. investor relations contact

Hugues Simard, Chief Financial Officer

hugues.simard@quebecor.com

Rogers Communications Inc. media contact

1-844-226-1338

media@rci.rogers.com

Rogers Communications Inc. investment community contact

Paul Carpino

647-435-6470

paul.carpino@rci.rogers.com

Shaw Communications Inc. media contact

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca

Shaw Communications Inc. investment community contact

investor.relations@sjrb.ca

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